EXHIBIT 99.09

Chunghwa Telecom

May 10, 2017

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
April	Net sales	18,551,837	18,500,782	(+)51,055	(+)0.28%

Jan- April	Net sales	73,085,236	75,444,938	(-)2,359,702	(-)3.13%

b Trading purpose : None